Exhibit 99.1

FORM 9

NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

(or securities convertible or exchangeable into listed securities1)

Name of Listed Issuer:	Symbol(s):
Curaleaf Holdings, Inc. (the "Issuer")	CURA

Date: June 29, 2023              Is this an updating or amending Notice: ☒  Yes      ☐  No

If yes provide date(s) of prior Notices: March 16, 2021 and April 7, 2021.

Issued and Outstanding Securities of Issuer Prior to Issuance: 624,729,412

Pricing

Date of news release announcing proposed issuance: March 9, 2021 or

Date of confidential request for price protection:___________________

Closing Market Price on Day Preceding the news release: CAD$18.32 or

Day preceding request for price protection:______________________

Closing

Number of securities to be issued: Refer to Part 2 below.

Issued and outstanding securities following issuance: Refer to Part 2 below.

Instructions:

1.	For private placements (including debt settlement), complete tables 1A and 1B in Part 1 of this form.

2.	Complete Table 1A – Summary for all purchasers, excluding those identified in Item 8.

3.	Complete Table 1B – Related Persons only for Related Persons

4.	If shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition) please proceed to Part 2 of this form.

5.	An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10 – Notice of Proposed Transaction

6.	Post the completed Form 9 to the CSE website in accordance with Policy 6 – Distributions. In addition, the completed form must be delivered to listings@thecse.com with an appendix that includes the information in Table 1B for ALL placees.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES

October 2019

Part 1.              Private Placement

Table 1A – Summary

Each jurisdiction in which purchasers reside	Number of Purchasers	Price per Security	Total dollar value (CDN$) raised in the jurisdiction

Total number of purchasers:
Total dollar value of distribution in all jurisdictions:

Table 1B – Related Persons

Full Name	Number of	Purchase	Conversion	Prospectus	TotalSecurities	Payment	Describe
&Municipali	Securities	price per	Price (if	Exemption	Previously	Date(1)	relations
ty of	Purchased	Security	Applicable)		Owned,		-hip to
Residence	or to be	(CDN$)	(CDN$)		Controlled or		Issuer (2)
of Placee	Purchased				Directed

1An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

1.	Total amount of funds to be raised:______________________________________.

2.	Provide full details of the use of the proceeds. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material._____________________________________________.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES

October 2019

3.	Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer:
.

4.	If securities are issued in forgiveness of indebtedness, provide details of the debt agreement(s) or and the agreement to exchange the debt for securities.

5.	Description of securities to be issued:

(a)	Class	.

(b)	Number	.

(c)	Price per security	.

(d)	Voting rights

6.	Provide the following information if warrants, (options) or other convertible securities are to be issued:

(a)	Number	.

(b)	Number of securities eligible to be purchased on exercise of warrants (or options)	.

(c)	Exercise price	.

(d)	Expiry date	.

7.	Provide the following information if debt securities are to be issued:

(a)	Aggregate principal amount	.

(b)	Maturity date	.

(c)	Interest rate	.

(d)	Conversion terms	.

(e)	Default provisions	.

8.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.):

(a)	Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer):
.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES

October 2019

(b)	Cash	.

(c)	Securities	.

(d)	Other	.

(e)	Expiry date of any options, warrants etc.	.

(f)	Exercise price of any options, warrants etc.	.

9.	State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship _____________________________________________________

.

10.	Describe any unusual particulars of the transaction (i.e. tax “flow through” shares, etc.).

.

11.	State whether the private placement will result in a change of control.

.

12.	Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders. ____________________________________________________________________________________________

.

13.	Each purchaser has been advised of the applicable securities legislation restricted or seasoning period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by National Instrument 45-102 Resale of Securities.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES

October 2019

Part 2.      Acquisition

1.	Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable). The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material:

On March 9, 2021, the Issuer announced that it had signed a definitive agreement (the "Purchase Agreement") to acquire EMMAC Life Sciences Limited, now known as Curaleaf International, Inc. ("EMMAC"), for base consideration of approximately US$286 million paid 85% in subordinate voting shares of the Issuer ("Subordinate Voting Shares") and 15% in cash. The transaction closed on April 7, 2021.

Pursuant to the Purchase Agreement, the former securityholders of EMMAC were entitled to receive contingent consideration subject to performance-based earn-outs, to be paid 85% in Subordinate Voting Shares and 15% in cash. As EMMAC achieved gross revenues in the United Kingdom exceeding a pre-established threshold for the period beginning on January 1, 2022 and ending on December 31, 2022, one of the milestones provided for under the Purchase Agreement was achieved, resulting in the issuance of additional consideration to the former securityholders of EMMAC in the approximate amount of US$13,225,000, payable through the issuance of 785,720 Subordinate Voting Shares and the payment of approximately US$1,984,000 in cash.

The EMMAC transaction constituted a "related-party transaction" within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101") as a result of Measure 8 Ventures, LP, an investment fund managed by Mr. Boris Jordan, the Executive Chairman of the Board of Directors of the Issuer and control person of the Issuer, having an interest in the transaction by way of a profit interest and a convertible debt instrument which converted into shares of EMMAC representing 8% of EMMAC’s equity at closing of the transaction. Mr. Jordan owns a minority interest in Measure 8 Ventures, LP. The Issuer relied upon the exemptions provided under Section 5.5(b) of MI 61-101 – Issuer Not Listed on Specified Markets and 5.7(1)(a) of MI 61-101 – Fair Market Value Not More than 25% of Market Capitalization from the requirements that the Issuer obtain a formal valuation of the transaction and that the proposed transaction receive the approval of the minority shareholders of the Issuer.

2.	Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material:

Please refer to item 1 immediately above.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES

October 2019

3.	Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:

(a)	Total aggregate consideration in Canadian dollars: Approximately US$13,225,000 (equivalent to CAD$17,528,415 at an exchange rate of CAD$1.3254 for US$1.00 on June 28, 2023).

(b)	Cash: Approximately US$1,984,000 (equivalent to CAD$2,629,593 at an exchange rate of CAD$1.3254 for US$1.00 on June 28, 2023).

(c)	Securities (including options, warrants etc.) and dollar value: As partial payment of the additional consideration payable to the former securityholders of EMMAC, the Issuer will issue 785,720 Subordinate Voting Shares, valued at approximately US$11,241,000 (equivalent to CAD$14,898,821 at an exchange rate of CAD$1.3254 for US$1.00 on June 28, 2023).

(d)	Other: N/A.

(e)	Expiry date of options, warrants, etc. if any: N/A.

(f)	Exercise price of options, warrants, etc. if any: N/A.

(g)	Work commitments: N/A.

4.	State how the purchase or sale price was determined (e.g. arm's-length negotiation, independent committee of the Board, third party valuation etc).

The purchase price (including the additional consideration payable on the achievement of certain pre-established operational earn-outs) results from arm’s length negotiations between the Issuer and principals of EMMAC.

The terms of the proposed transaction were negotiated by management and advisors under guidance of, and unanimously recommended for approval by, a committee composed of members of the board of directors of the Issuer free from any conflict of interests with respect to the transaction (the "Special Committee"), all of which are independent members of the board of directors within the meaning of National Instrument 52-110 – Audit Committees. The Special Committee received a fairness opinion from Eight Capital to the effect that, in its opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be paid by the Issuer as part of the transaction is fair from a financial point of view, to the Issuer. The fee paid to Eight Capital in connection with the delivery of its fairness opinion was not contingent on the successful implementation of the proposed transaction.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES

October 2019

5.	Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer:

Please refer to section 4 immediately above.

6.	The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows:

Name of Party (If not an individual, name all insiders of the Party)	Number and Type of Securities to be Issued	Dollar value per Security (USD$)	Conversion price (if applicable)	Prospectus Exemption	Total Securities, Previously Owned, Controlled or Directed by Party[1]	Describe relationship to Issuer (1)
The former securityholders of EMMAC	785,720 Subordinate Voting Shares	USD$14.31	N/A	Section 2.16 of NI 45-106 (Former security-holders of EMMAC who are resident of BC) Section 3 of BC Instrument 72-503 (Former security-holders of EMMAC outside of BC)	16,420,495 Subordinate Voting Shares issued as part of the base consideration at closing of the EMMAC transaction.	Please refer to the discussion above regarding the related party transaction considerations application to the transaction.

(1) Indicate if Related Person.

7.	Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: Sell-side due diligence, customary legal due diligence and legal opinions.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES

October 2019

8.	Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.):

(a)	Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): N/A.

(b)	Cash N/A.

(c)	Securities N/A.

(d)	Other N/A.

(e)	Expiry date of any options, warrants etc. N/A.

(f)	Exercise price of any options, warrants etc. N/A.

9.	State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship. N/A.

10.	If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. N/A.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES

October 2019

Certificate Of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2.	As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3.	the Issuer has obtained the express written consent of each applicable individual to:

(a)	the disclosure of their information to the Exchange pursuant to this Form or otherwise pursuant to this filing; and

(b)	the collection, use and disclosure of their information by the Exchange in the manner and for the purposes described in Appendix A or as otherwise identified by the Exchange, from time to time

4.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

5.	All of the information in this Form 9 Notice of Issuance of Securities is true.

[signature page follows]

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES

October 2019

Dated: June 29, 2023.

Peter Clateman
Name of Director or Senior Officer

(signed) “Peter Clateman”
Signature

Chief Legal Officer
Official Capacity

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES

October 2019

Appendix A

PERSONAL INFORMATION COLLECTION POLICY REGARDING FORM 9

The Canadian Securities Exchange and its subsidiaries, affiliates, regulators and agents (collectively, "CSE" or the "Exchange") collect and use the information (which may include personal or other information) which has been provided in Form 9 for the following purposes:

•	To determine whether an individual is suitable to be associated with a Listed Issuer;

•	To determine whether an issuer is suitable for listing;

•	To determine whether allowing an issuer to be listed or allowing an individual to be associated with a Listed Issuer could give rise to investor protection concerns or could bring the Exchange into disrepute;

•	To conduct enforcement proceedings;

•	To ensure compliance with Exchange Requirements and applicable securities legislation; and

•	To fulfil the Exchange's obligation to regulate its marketplace.

The CSE also collects information, including personal information, from other sources, including but not limited to securities regulatory authorities, law enforcement and self-regulatory authorities, regulation service providers and their subsidiaries, affiliates, regulators and agents. The Exchange may disclose personal information to these entities or otherwise as provided by law and they may use it for their own investigations.

The Exchange may use third parties to process information or provide other administrative services. Any third party will be obliged to adhere to the security and confidentiality provisions set out in this policy.

All personal information provided to or collected by or on behalf of The Exchange and that is retained by The Exchange is kept in a secure environment. Only those employees who need to know the information for the purposes listed above are permitted access to the information or any summary thereof. Employees are instructed to keep the information confidential at all times.

Information about you that is retained by the Exchange and that you have identified as inaccurate or obsolete will be corrected or removed.

If you wish to consult your file or have any questions about this policy or our practices, please write the Chief Privacy Officer, Canadian Securities Exchange, 220 Bay Street – 9th Floor, Toronto, ON, M5J 2W4.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES

October 2019